UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 183RD MEETING OF THE BOARD OF

DIRECTORS HELD ON AUGUST 31, 2011

1.  DATE, TIME AND PLACE: On the 31st (thirty first) day of the month of August  2011, at 10:00 (ten a.m.), at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, São Paulo State.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.  ATTENDANCE: All members of the Board of Directors ("Board") and the Chief Executive Officer.

4.  CHAIR: Chairman – Murilo Passos and Secretary –  Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, with the right of free expression and dissent offered, to be filed at the Company's head offices, and its publication in the form of a summary with omission of the signatures of the members was approved.

The votes of the members nominated by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the subjects on the Agenda were examined, the following resolutions were approved by unanimous vote and without any restrictions:

(i)        Took cognizance of the activities in the month of August of the Commissions and the People Management Committee, which examined: (i)  the redistribution proposal of compensation of the management in view of organizational restructuring, issuing a favorable position for its approval by the Board of Directors; (ii)  the assumptions for the individual target plans of the members of the Board of Executive Officers and the CEOs of subsidiaries for fiscal year 2011, to formalize their respective individual contracts, and manifested itself in favor of adoption by the Board of Directors; (iii)  the calculations for the 3rd Concession of Virtual Value Units (UVVs) to the Board of Executive Officers for the period from December 2010 to December 2014, pursuant to the powers assigned to it by the Board of Directors, declaring itself favorable to the awarding of UVVs in 2011 and the signing of the respective contracts;

(ii)       Nominated  Mr. Helio Takashi Ito for the position of Manager of the Internal Audit Advisory, a body reporting to the Board of Directors, replacing Mr. Delcides Sanchez, who is leaving the Company, which thanked him for the long years of service and wished him success in his new activities;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(iii)      Took cognizance of the management highlights and the material facts in the month of August, reported by the CEO;

(iv)      Approved  the minutes of the 179th, 180th, 181st and 182nd Meetings of the Board of Directors held on July 27, August 10, August 17 and August 23, 2011;

(v)       Approved  in accordance with the items "o" and "u" of Article 18 of the Bylaws of the Company and pursuant to Board of Executive Officers Resolution No. 2011054, the rectification of resolution number (iv.i.i) of the Minutes of the 175th Meeting of Board of Directors dated April 27, 2011, in which it was resolved that the 3rd Debenture Issue by Centrais Elétricas da Paraíba S.A. ("EPASA") would be a subordinated type rather than unsecured and would mature in May 2016 instead of August 2016, with adjustments to the text, ratifying all the other terms and conditions approved in the said minutes of the 175th Meeting of the Board of Directors, whose wording of the respective item (iv.i.i) shall enter into effect with the following new wording:

"(iv.i) Approved by unanimous vote, pursuant to items "o" and "u" of Article 18 of the Company's Bylaws and Board of Executive Officers Resolution No. 2011024, the proffer of a guarantee by CPFL Energia in the form of a surety or aval, for payment of 70% (seventy percent) of the total value of the debentures of the 3rd issue of debentures by the subsidiary Centrais Elétricas da Paraíba S.A. ("EPASA") involving 130 (one hundred thirty) simple debentures, subordinated  type, not convertible into shares (the "3rd Debentures Issue") in accordance with the provisions of Articles 52 and the following of Law No. 6,404 of December 15, 1976, as amended, for public distribution, with limited placement efforts, in compliance with the Brazilian Securities and Exchange Commission ("CVM") Instruction No. 476 of January 16, 2009, as amended ("CVM Instruction 476"), coordinated by Banco do Brasil S.A. ("Banco do Brasil"), totaling, upon the date of its issuance, up to R$ 130,000,000.00 (one hundred thirty million reais), which will be entitled to remuneration that shall include compensatory interest from the date of issue, corresponding to 113.5% (one hundred and thirteen and five tenths percent) of the Interbank Deposit Certificate (CDI) rate, with commission due to Banco do Brasil of 0.30% (three-tenths of a percent) for the period of validity of 5 (five) years, expiring in August  2016, with monthly payments of principal and interest, as of a grace period of (one) year for payment of principal and interest, an early redemption clause for the debtor, at its discretion, which may be exercised monthly from the date of issuance at a premium for early redemption of at least 0.16% (sixteen tenths of a percent) in the 10th (tenth) semester and a maximum of 0.42% (forty two tenths of a percent) in the 4th (fourth) semester;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(vi)      Elected  pursuant to item "a" of Article 18 of the Bylaws of the Company, Mr. CARLOS MARCIO FERREIRA, Brazilian, married, business administrator, bearer of Identity Card RG No. 11.986.182, issued by SSP/SP, enrolled on the Registry of Individuals of the Ministry of Finance (CPF) under No. 016.712.938-43, with business address at Engenheiro Miguel Noel Nascentes Burnier, 1755 - 2.5 km - part - Parque São Quirino - CEP 13088-140, in the city of Campinas, State of São Paulo, for the position of statutory officer of CPFL Energia, under the title of CHIEF OPERATIONS EXECUTIVE OFFICER, "ad referendum" of the resolution regarding amendments to the Bylaws of CPFL Energia concerning the composition and duties of the Board of Executive Officers, to be taken at the General Shareholders’ Meeting in compliance with the remaining term of office of Officers elected at the 177th Meeting of the Board of Directors held on May 25, 2011, and recommended  to the representatives of CPFL Energia in the General Shareholders’ Meetings of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. ("CPFL Geração") and Rio Grande Energia S.A. ("RGE") to vote in favor of his election to the position of member of the Board of Directors, in compliance with the time remaining term of office, which shall continue until the respective Ordinary General Shareholders’ Meetings to be held in fiscal year 2012;

(vii)     Approved  the proposed redistribution of remuneration of the management of CPFL Energia and its subsidiaries, due to organizational restructuring approved by the Meeting of the Board of Directors held on May 25, 2011, registering the favorable recommendation of the People Management Committee mentioned in item i.i above;

(viii)    Approved  the assumptions for individual target plans of the members of the Board of Executive Officers and the CEOs of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Jaguariúna, CPFL Brasil/ CPFL Serviços, CPFL Renováveis for fiscal year 2011, with individual contracts containing the targets to be formalized, registering the favorable recommendation of the People Management Committee mentioned in item i.ii above;

(ix)      Approved  the 3rd Concession of Virtual Value Units ("UVVs") to the members of the Board of Executive Officers for the period from December 2010 to December 2014, which will be subject to individual contracts of award as provided by Administrative Norm for the Long-Term Executive Incentive Plan ("Norm"), adopted on May 31, 2006 (item 13 - Administration of the Plan), registering the review of the calculation of UVVs and the favorable recommendation by the People Management Committee mentioned in item i.iii above;

(x)       Took cognizance of the Letter of Internal Controls - CCIs, presented by Messrs. Jarib Fogaça and Marcio Santos, representatives of KPMG Auditores Independentes;

(xi)      Recommended  to the Company's representatives on management bodies of subsidiaries a vote in favor of approving the following matters: (a) RGE: THE CONTRACTING OF A COMPANY TO SUPPLY CIRCULAR CONCRETE POSTS AND DOUBLE T POSTS (Board of Executive Officers Resolution No. 2011890);

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(b) CPFL Paulista, CPFL Piratininga, Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari”) and RGE:THE CONTRACTING OF A COMPANY TO SUPPLY A LOGISTICS OPERATION (Corporate Resolution No. 2011045-C); (c) CPFL Comercialização Brasil S.A. ("CPFL Brasil"):ACQUISITION OF INCENTIVATED ELECTRIC POWER FROM CPFL RENOVÁVEIS (Board of Executive Officers Resolution No. 2011058); (d) CPFL Energias Renováveis S.A. (“CPFL Renováveis”):RATIFICATION OF PARTICIPATION IN THE NEW ENERGY AUCTION – ANEEL No. 02/2011 ("A-3 AUCTION") AND IN THE RESERVE ENERGY AUCTION ANEEL No. 03/2011 ("LER"), OCCURED RESPECTIVELY ON AUGUST 17 AND 18, and RATIFICATION OF AUTHORIZATION FOR ACQUISITION OF SANTA LUZIA SMALL HYDRO POWER PLANT (Board of Executive Officers Resolutions Nos. 2011002 and 2011001, respectively).

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary. Murilo Passos - Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Carlos Alberto Cardoso Moreira, Ana Dolores M. Carneiro de Novaes and Gisélia Silva – Secretary.

I hereby certify that these minutes are a summary of the original minutes as copied into its Own Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 13, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.